                                                              File No. 70-9487

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                               AMENDMENT NO. 1
                                      TO
                                   FORM U-1



                          APPLICATION OR DECLARATION

                                   under the

                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                     * * *

                            WHEELING POWER COMPANY
                51- 16th Street,  Wheeling, West Virginia 26003
                    (Name of company filing this statement and address of principal executive office)

                                     * * *

                     AMERICAN ELECTRIC POWER COMPANY, INC.
                    1 Riverside Plaza, Columbus, Ohio 43215
                    (Name of top registered holding company
                    parent of each applicant or declarant)

                                     * * *

                       A. A. Pena, Senior Vice President
                  AMERICAN ELECTRIC POWER SERVICE CORPORATION
                    1 Riverside Plaza, Columbus, Ohio 43215

                        Susan Tomasky, General Counsel
                  AMERICAN ELECTRIC POWER SERVICE CORPORATION
                    1 Riverside Plaza, Columbus, Ohio 43215
                  (Names and addresses of agents for service)

      Wheeling Power Company ("Wheeling"), a subsidiary company of American Electric Power Company, Inc. ("AEP"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "1935 Act"), hereby amends its Application or Declaration on Form U-1 in File No. 70-9487:
      1. By amending and restating in its entirety ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION as follows:
      Wheeling Power Company ("Wheeling"), a subsidiary company of American Electric Power Company, Inc. ("AEP"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "1935 Act"), requests authorization herein to issue and sell from time to time through June 30, 2000 unsecured promissory notes (the "Notes") in the aggregate principal amount of $10,000,000, to one or more commercial banks, financial institutions or other institutional investors pursuant to one or more agreements (the "Proposed Agreements") with terms similar to those contained in the forms of a Term Loan Agreement and a Note Purchase Agreement attached hereto as Exhibits B and B-1, with appropriate insertions or modifications to specific terms thereof as may be negotiated between Wheeling and a specific lender at the time of the issuance of the Notes.
      The Proposed Agreements and the Notes thereunder would be for a term of not less than nine months nor more than ten years from the date of borrowing.
      The Proposed Agreements would provide that the Notes bear interest at either a fixed rate, a fluctuating rate or some combination of fixed and fluctuating rates. The actual rate of interest which each Note shall bear shall be subject to further negotiation between Wheeling and the lender. Any fixed rate of interest of the Notes will not be greater than 300 basis points above the yield at the time of issuance of the Notes to maturity of United States Treasury obligations that mature on or about the date of maturity of the Notes. Any fluctuating rate will not be greater than 200 basis points above the rate of interest announced publicly by a major bank from time to time as its base or prime rate.
      In the event a bank or financial institution arranges for a borrowing from a third party, such institution may charge Wheeling a placement fee, not to exceed 1% of the principal amount of such borrowing.
      A lender may desire to assign, or to sell participations in, all or any part of the Proposed Term Loan Agreement and the Notes thereunder to other entities. Such assignee would have the same rights and benefits under the Proposed Term Loan Agreement as the lender. Such participant would not have any rights under the Proposed Term Loan Agreement, but would have rights against the lender in respect of the agreement between the participant and the lender.
      The Proposed Term Loan Agreement specifies that, in the event a Note bearing interest at a fixed rate is paid prior to maturity in whole or in part and the fixed rate at that time exceeds the yield to maturity of certain United States Treasury securities maturing on or close to the Note, Wheeling shall pay to the lender an amount based upon the present value of such prepaid amounts discounted at such treasury yield.
      The Proposed Agreements may contain restrictive covenants which would prohibit Wheeling from, among other things, (i) creating, incurring, assuming or suffering to exist any liens on its property, with certain stated exceptions;
(ii) creating or incurring any indebtedness for borrowed money, other than as specified therein; (iii) failing to maintain a specified level of capitalization; (iv) entering into certain mergers, consolidations and dispositions of assets; and (v) permitting certain events to occur in connection with its pension plans. In addition, the Proposed Agreement may permit the holder of a Note to require Wheeling to prepay the Note after an ownership change.
      Wheeling has been advised that funds for long-term unsecured note borrowings of the magnitude proposed herein are generally available for not more than 24 hours. Accordingly, Wheeling requests an order of this Commission approving the proposed financings in all respects such that, upon receipt of such order, and thereafter, Wheeling may unconditionally, and without further order of this Commission, enter into a definitive agreement with a lender or lenders, similar to the form of the Proposed Term Loan Agreement with appropriate insertions or modifications to specific terms thereof as may be negotiated between Wheeling and a specific lender subject to the conditions, restrictions and limitations specified herein.
      Proceeds realized from the sale of the Notes will be used to repay long and short-term debt of Wheeling. At December 31, 1998 the outstanding short-term indebtedness of Wheeling was $5,225,000.

                           Compliance with Rule 54.
      "Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ('EWG') or a foreign utility company ('FUCO'), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions of Rule 53(a) are currently satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein, thereby satisfying such provision and making Rule 53(c) inapplicable.
            Rule 53(a)(1). As of March 31, 1999, AEP, through its subsidiary, AEP Resources, Inc., had aggregate investment in FUCOs of $823,265,000. This investment represents approximately 48.6% of $1,693,698,000, the average of the consolidated retained earnings of AEP reported on Forms 10-Q and 10-K for the four consecutive quarters ended March 31, 1999.
            Rule 53(a)(2). Each FUCO in which AEP invests will maintain books and records and make available the books and records required by Rule 53(a)(2).
            Rule 53(a)(3). No more than 2% of the employees of the Operating Companies (FN1) of AEP will, at any one time, directly or indirectly, render services to any FUCO.
            Rule 53(a)(4). AEP has submitted and will submit a copy of Item 9 and Exhibits G and H of AEP's Form U5S to each of the public service commissions having jurisdiction over the retail rates of AEP's Operating Companies.
            Rule 53(b). (i) Neither AEP nor any subsidiary of AEP is the subject of any pending bankruptcy or similar proceeding; (ii) AEP's average consolidated retained earnings for the four most recent quarterly periods ($1,693,698,000) represented an increase of approximately $19,477,000 (or 1%) in the average consolidated retained earnings from the previous four quarterly periods ($1,674,221,000); and (iii) for the fiscal year ended December 31, 1998, AEP did not report operating losses attributable to AEP's direct or indirect investments in EWGs and FUCOs.
      AEP was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs (HCAR No. 26864, April 27, 1998) (the '100% Order') in File No. 70-9021. In connection with its consideration of AEP's application for the 100% Order, the Commission reviewed AEP's procedures for evaluating EWG or FUCO investments. Based on projected financial ratios and on procedures and conditions established to limit the risks to AEP involved with investments in EWGs and FUCOs, the Commission determined that permitting AEP to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs would not have a substantial adverse impact upon the financial integrity of the AEP System, nor would it have an adverse impact on any of the Operating Companies or their customers, or on the ability of state commissions to protect the Operating Companies or their customers."
      2. By amending and restating ITEM 3. APPLICABLE STATUTORY PROVISIONS as follows:
      "Wheeling and AEP consider Sections 6(a) and 7 of the 1935 Act to be applicable to the proposed transactions.
      3. By amending ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS to supply an Exhibit B-1 Form of Note Purchase Agreement.

      Exhibit B-1   Copy of proposed form of Note Purchase Agreement


                                   SIGNATURE
      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                             WHEELING POWER COMPANY


                                By /s/ A. A. Pena
                                    Vice President
Dated:  June 14, 1999


FN1 Appalachian Power Company, Columbus Southern Power Company, Kentucky Power Company, Kingsport Power Company, Indiana Michigan Power Company, Ohio Power Company and Wheeling, electric utility subsidiaries of AEP (sometimes collectively referred to herein as 'Operating Companies'). AEP is primarily engaged, through the Operating Companies, in the generation, transmission and distribution of electric energy. The Operating Companies operate an integrated public utility system that provides service in Indiana, Kentucky, Michigan, Ohio, Tennessee, Virginia and West Virginia.



                                                                   EXHIBIT B-1
                                                              February 5, 1991


                          [Company Name and Address]


                                                As of  [Date]


[Purchaser(s)]
[Address]


Gentlemen:

      The undersigned, (herein called the "Company"), hereby agrees with you as follows:

      1. Authorization of Issue of Notes. The Company will authorize the issue of its promissory notes (herein called the "Notes") in the aggregate principal amount of $__________, to be dated the date of issue thereof, to mature _____________________, to bear interest on the unpaid balance thereof from the date thereof until the principal thereof shall have become due and payable at the rate of _____% per annum and on overdue principal, premium and interest at the rate specified therein, and to be substantially in the form of Exhibit A attached hereto. The term "Notes" as used herein shall include each Note delivered pursuant to any provision of this Agreement and each Note delivered in substitution or exchange for any such Note pursuant to any such provision.

      2. Purchase and Sale of Notes. The Company hereby agrees to sell to you and, subject to the terms and conditions herein set forth, you agree to purchase from the Company the aggregate principal amount of Notes set forth opposite your name in the Purchaser Schedule attached hereto at 100% of such aggregate principal amount. The Company will deliver to you, at the offices of
____________________________________________________
________________________________________________________,   one  or  more  Notes
registered in your name, evidencing the aggregate principal amount of Notes to be purchased by you and in the denomination or denominations specified with respect to you in the Purchaser Schedule attached hereto, against payment of the purchase price thereof by transfer of immediately available funds for credit to
the       Company's       account       #_______________       at       ________
_______________________________________________________  on or before 12:00 noon
(New York City Time) on the date of closing, which shall be ___________________, or any other time, or any other date on or before ___________________, upon which the Company and you may mutually agree (herein called the "closing" or the "date of closing").

      3. Conditions of Closing. Your obligation to purchase and pay for the Notes to be purchased by you hereunder is subject to the satisfaction, on or before the date of closing, of the following conditions:

            A. Opinion of Company's Counsel. You shall have received from counsel for the Company, which may be an attorney employed by American
      Electric Power Service Corporation, an affiliate of the Company, an opinion substantially in the form of Exhibit B attached hereto.

            B.  Representations and Warranties;  No Default. The representations and warranties contained in paragraph 8 shall be true on and as of the date of closing, except to the extent of changes caused by the transactions herein contemplated; there shall exist on the date of closing no Event of Default or Default; and the Company shall have delivered to you an Officer's Certificate, dated the date of closing, to both such effects.

            C. Purchase Permitted By Applicable Laws. The purchase of and payment for the Notes to be purchased by you on the date of closing on the terms and conditions herein provided (including the use of the proceeds of such Notes by the Company) shall not violate any applicable law or governmental regulation (including, without limitation, section 5 of the Securities Act or Regulation G, T or X of the Board of Governors of the Federal Reserve System) and shall not subject you to any tax, penalty, liability or other onerous condition under or pursuant to any applicable law or governmental regulation, and you shall have received such certificates or other evidence as you may request to establish compliance with this condition.

            D. Proceedings. All corporate and other proceedings taken or to be taken in connection with the transactions contemplated hereby and all documents incident thereto shall be satisfactory in substance and form to you, and you shall have received all such counterpart originals or certified or other copies of such documents as you may reasonably request.

      4. Prepayments. The Notes shall be subject to prepayment under the circumstances set forth in paragraph 4A.

            A. Optional Prepayment With Yield-Maintenance Premium. The Notes shall be subject to prepayment, in whole at any time or from time to time in part (in integral multiples of $1,000,000), at the option of the Company, at 100% of the principal amount so prepaid plus interest thereon to the prepayment date and the Yield-Maintenance Premium, if any, with respect to each Note. If the Company and the holder of any Note shall prior to the prepayment date designate in writing a different premium, the premium so designated shall be payable on the prepayment date in lieu of the Yield-Maintenance Premium with respect to such Note.

            B. Notice of Optional Prepayment. The Company shall give the holder of each Note irrevocable written notice of any prepayment pursuant to paragraph 4A not less than 3 Business Days prior to the prepayment date, specifying such prepayment date and the principal amount of the Notes, and of the Notes held by such holder, to be prepaid on such date and stating that such prepayment is to be made pursuant to paragraph 4A. Notice of prepayment having been given as aforesaid, the principal amount of the Notes specified in such notice, together with interest thereon to the prepayment date and together with the premium, if any, herein provided, shall become due and payable on such prepayment date.

            C. Partial Payments Pro Rata. Upon any partial prepayment of the Notes, the principal amount so prepaid shall be allocated to all Notes at the time outstanding in proportion to the respective outstanding principal amounts thereof.

            D. Retirement of Notes. The Company shall not prepay or otherwise retire in whole or in part prior to their stated final maturity (other than by prepayment pursuant to paragraph 4A or upon acceleration of such final maturity pursuant to paragraph 7A), or purchase or otherwise acquire, directly or indirectly, Notes held by any holder unless the Company shall have offered to prepay or otherwise retire or purchase or otherwise acquire, as the case may be, the same proportion of the aggregate principal amount of Notes held by each other holder of Notes at the time outstanding upon the same terms and conditions. Any Notes so prepaid or otherwise retired or purchased or otherwise acquired by the Company shall not be deemed to be outstanding for any purpose under this Agreement.

      5.    Affirmative Covenants.

            A. Information. The Company covenants that it will deliver to each Significant Holder (i) as soon as available and in any event within ninety
      (90) days after the end of each of the first three (3) quarters of each fiscal year of the Company, the balance sheet of the Company as of the end of each such quarter and the statement of income and retained earnings of the Company for the period commencing at the end of the previous fiscal year and ending with the end of such quarter, certified by the chief financial officer of the Company; (ii) as soon as available and in any event within one hundred twenty (120) days after the end of each fiscal year of the Company, a copy of the annual report for each such year, containing financial statements for such year certified by Deloitte & Touche or another independent public accountant of recognized standing; and (iii) such other information respecting the condition or operations, financial or otherwise, of the Company as any Significant Holder may from time to time reasonably request.

            B. Compliance with Laws. The Company covenants that it shall comply in all material respects with all applicable laws, rules, regulations and orders, such compliance to include, without limitation, paying before the same become delinquent, all taxes, assessments and governmental charges imposed upon it or any of its properties, except to the extent contested in good faith.

            C. Notices. The Company covenants that it shall give notice to each Significant Holder of any litigation affecting the Company in which the amount involved is $ or more and is not covered by insurance. The Company also covenants that forthwith upon obtaining knowledge of an Event of Default or Default, it will deliver to each Significant Holder an Officer's Certificate specifying the nature and period of existence thereof and what action the Company proposes to take with respect thereto.

            D. Insurance. The Company covenants that it shall maintain, with respect to its properties, assets and business, insurance with financially sound and reputable insurers against loss or damage of the kinds and in the amounts customarily carried under similar circumstances by other corporations engaged in the same or similar businesses and similarly situated; provided, however, that the Company may self-insure pursuant to deductible provisions which are prudent in amount.

      6.    Negative Covenants.

            A. Lien, Debt and Other Restrictions. The Company covenants that so long as any Note shall remain outstanding and unpaid it will not:

                  (i) Limitation on Liens, Etc. Create,  incur, assume or suffer to be created, incurred, assumed, or to exist, any mortgage, deed of trust, pledge, lien, security interest or other charge or encumbrance of any nature (all of the foregoing being hereinafter referred to in this subparagraph as "liens") upon or with respect to any of its property or assets, whether now owned or hereafter acquired, except that the foregoing restrictions shall not apply to:

                        (a) [lien(s) of existing First Mortgage Indenture[s], as
                  amended   and   supplemented   and  as  to  be   amended   and
                  supplemented] and "Excepted Encumbrances" as therein defined;

                        (b) liens for taxes, assessments or governmental charges
                  or levies not yet delinquent or being contested in good faith by appropriate proceedings;

                        (c) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen incurred in the ordinary course of business for sums not yet due or being contested in good faith by appropriate proceedings;

                        (d) liens  incurred  or  deposits  made in the  ordinary
                  course of business in connection with workers' compensation, unemployment insurance and other types of social security, or to secure the performance of or compliance with statutory obligations, tenders, bids, leases, surety and appeal bonds, performance and return-of-money bonds and other similar obligations (other than obligations for the payment of borrowed money);

                        (e) any  judgment  lien,  unless the judgment it secures
                  shall not, within sixty (60) days after the entry thereof, have been discharged or execution thereof stayed pending appeal, or shall not have been discharged within sixty (60) days after the expiration of any such stay;

                        (f) liens on any property acquired, constructed or improved by the Company after the date of this Agreement, or liens on any property existing at the time of the acquisition thereof, provided that the lien shall not apply to any property theretofore owned by the Company other than any theretofore unimproved real property on which the property so constructed, or the improvement, is located;

                        (g) liens  incidental  to the  conduct of the  Company's
                  business or the ownership of its property and assets, which were not incurred in connection with the borrowing of money or the obtaining of credit, none of which materially interferes with the Company's use and operation of its properties and assets or detracts from the value thereof; and

                        (h) liens for the sole purpose of extending, renewing or
                  replacing in whole or in part the indebtedness secured by any lien referred to in the foregoing clauses (a) and (f) or in this clause (h); provided, however, that the principal amount of indebtedness secured thereby shall not exceed the principal amount of indebtedness so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the lien so extended, renewed or replaced (and any improvements on such property).

                  (ii) Limitations on Borrowing. Create or incur any indebtedness for borrowed money (other than Short-Term Debt in an aggregate principal amount not exceeding the greater of ten percent (10%) of the Capitalization of the Company, excluding Short-Term Debt, or such other amount as shall be approved by the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935) if, immediately after the creation or incurring of such indebtedness and the application of the proceeds thereof, if any, the total principal amount of all indebtedness of the Company for borrowed money (other than Short-Term Debt to the extent specified above) shall at any time exceed sixty-five percent (65%) of the Capitalization of the Company.

                  (iii) Limitation on Mergers. Merge into or consolidate with any corporation or other entity, or permit any corporation or other entity to merge into or consolidate with it, or sell or otherwise dispose of all or substantially all of its assets to any other corporation or entity, if, in any such case, (a) the indebtedness of such successor corporation or entity (whether or not the Company) for borrowed money would exceed the amount permitted by subparagraph 6A(ii) hereof, or (b) such successor corporation or entity (if other than the Company) shall fail to assume the obligations of the Company under the Notes and to subject itself to the terms of this Agreement.

      7.    Events of Default.

            A. Acceleration. If any of the following events shall occur and be continuing:

                  (i) The  Company  shall fail to pay the  principal  of, or any installment of interest on, any Note when due or shall fail to pay any other amounts payable under this Agreement when due;

                  (ii) Any representation or warranty made by the Company herein or by the Company (or any of its officers) in connection with this Agreement shall prove to have been incorrect in any material respect when made;

                  (iii) The  Company  shall fail to perform or observe any other term, covenant or agreement contained in this Agreement on its part to be performed or observed and any such failure shall remain unremedied for ten (10) days after written notice thereof shall have been given to the Company by the Required Holders;

                  (iv) The Company shall fail to pay the principal of, or interest on, any obligation of the Company for borrowed money (other than under this Agreement and the Notes) when due, whether by acceleration, by required prepayment or otherwise, for a period longer than any period of grace provided in such obligation, or fail to perform any other term, condition or covenant contained in any such obligation, the effect of which is to cause, or to permit the holder of such obligation or others on its behalf to cause, such obligation then to become due prior to its stated maturity, unless such failure shall have been cured or effectively waived;

                  (v) The  Company  shall  generally  not pay its  debts as such debts become due, or shall admit in writing its inability to pay its debts generally, or shall make a general assignment for the benefit of creditors; or any proceeding shall be instituted by or against the Company seeking to adjudicate it a bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition of it or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking the entry of an order for relief or the appointment of a receiver, trustee or other similar official for it or for any substantial part of its property; or the Company shall take any corporate action to authorize any of the actions set forth above in this clause (v);

                  (vi) All of the Common Stock, other than directors' qualifying shares, of the Company, or of any successor corporation or entity, shall not be owned, directly or indirectly, by American Electric Power Company, Inc., or a successor thereto; or

                  (vii) With  respect to any  employee  benefit plan as to which the Company may have any liability, there shall exist a deficiency of more than $
             in the plan assets available to satisfy the benefits  guaranteeable under ERISA with respect to such plan, and steps are undertaken to terminate such plan or such plan is terminated or the Company withdraws from or institutes steps to withdraw from such plan;

      then (a) if such event is an Event of Default specified in clause (v) of this paragraph 7A with respect to the Company, all of the Notes at the time outstanding shall automatically become immediately due and payable at par together with interest accrued thereon, without presentment, demand, protest or notice of any kind, all of which are hereby waived by the Company, and (b) if such event is any other Event of Default, the Required Holder(s) may at its or their option, by notice in writing to the Company, declare all of the Notes to be, and all of the Notes shall thereupon be and become, immediately due and payable together with interest accrued thereon and together with the Yield-Maintenance Premium, if any, with respect to each Note, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Company, provided that the Yield-Maintenance Premium, if any, with respect to each Note shall be due and payable upon such declaration only if (x) such event is an Event of Default specified in any of clauses (i) to (iv), inclusive, and (vi) and (vii) of this paragraph 7A, (y) the Required Holder(s) shall have given to the Company, at least ten (10) Business Days before such declaration, written notice stating its or their intention so to declare the Notes to be immediately due and payable and identifying one or more such Events of Default whose occurrence on or before the date of such notice permits such declaration, and (z) one or more of the Events of Default so identified shall be continuing at the time of such declaration.

            B. Other Remedies. If any Event of Default or Default shall occur and be continuing, the holder of any Note may proceed to protect and enforce its rights under this Agreement and such Note by exercising such remedies as are available to such holder in respect thereof under applicable law, either by suit in equity or by action at law, or both, whether for specific performance of any covenant or other agreement contained in this Agreement or in aid of the exercise of any power granted in this Agreement. No remedy conferred in this Agreement upon the holder of any Note is intended to be exclusive of any other remedy, and each and every such remedy shall be cumulative and shall be in addition to every other remedy conferred herein or now or hereafter existing at law or in equity or by statute or otherwise.

      8. Representations, Covenants and Warranties. The Company represents, covenants and warranties:

            A.    Organization.  The Company is a corporation duly organized and
      existing in good standing under the laws of the State of         and the
      Company has the corporate power to own its property and to carry on its business as now being conducted.

            B.    Financial Statements.  The Company has furnished you:

                  (i) a balance  sheet of the Company as at December  31,  19__, and a statement of income and statement of changes in cash flows of the Company for the year then ended all certified by Deloitte & Touche; and (ii) a balance sheet of the Company as at________ and a statement of income and statement of changes in cash flows for the three-month period ended on such date, prepared by the Company. Such financial statements (including any related schedules and/or notes) have been prepared in accordance with generally accepted accounting principles consistently followed throughout the periods involved (subject, as to interim statements, to changes resulting from year-end adjustments). The balance sheets fairly present the condition of the Company as at the dates thereof, and the statements of income and statements of changes in cash flows fairly present the results of the operations of the Company for the periods indicated. There has been no material adverse change in the condition of the Company since ________________.

            C. Actions Pending. Except as disclosed in the Company's Report on Form 10-K for the year ended December 31, ____, and Reports on Form 10-Q for the quarters ended ____________, or otherwise reported to you prior to the date of this Agreement, there is no action, suit or proceeding pending or, to the knowledge of the Company, threatened against the Company or any properties or rights of the Company by or before any court, arbitrator or administrative or governmental body which might result in any material adverse change in the condition of the Company.

            D. Corporate Authorization; No Conflict. The execution, delivery and performance by the Company of this Agreement and the transactions contemplated hereby are within the Company's corporate powers, have been duly authorized by all necessary corporate action, and do not contravene
      (i) the Company's charter or by-laws or (ii) law or any contractual restriction binding on or affecting the Company.

            E. Government Consent. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for the due execution, delivery and performance by the Company of this Agreement or any Note, except for the
      authorizations of           which authorizations have been duly obtained
      and are in full force and effect.

            F. Offering of Notes. Neither the Company nor any agent acting on its behalf has, directly or indirectly, offered the Notes or any similar security of the Company for sale to, or solicited any offers to buy the Notes or any similar security of the Company from, or otherwise approached or negotiated with respect thereto with, any Person other than institutional investors, and neither the Company nor any agent acting on its behalf has taken or will take any action which would subject the issuance or sale of the Notes to the provisions of section 5 of the Securities Act.

            G. Regulation G, Etc. The Company will not, directly or indirectly, use any of the proceeds of the sale of the Notes for the purpose, whether immediate, incidental or ultimate, of buying a "margin stock" or of maintaining, reducing, or retiring any indebtedness originally incurred to purchase a stock that is currently a "margin stock", or for any other purpose which might constitute this transaction a "purpose credit", in each case within the meaning of Regulation G of the Board of Governors of the Federal Reserve System (12 C.F.R. 207, as amended) or otherwise take or permit to be taken any action which would involve a violation of such Regulation G or of Regulation X (12 C.F.R. 224, as amended) or any other regulation of such Board. No indebtedness being reduced or retired out of the proceeds of the sale of the Notes was incurred for the purpose of purchasing or carrying any such "margin stock".

            H. ERISA. No accumulated funding deficiency (as defined in section 302 of ERISA and section 412 of the Code), whether or not waived, exists with respect to any plan (other than a multiemployer plan). No liability to the Pension Benefit Guaranty Corporation has been or is expected by the Company to be incurred with respect to any plan (other than a multiemployer plan) by the Company which is or would be materially adverse to the Company. The Company neither has incurred nor presently expects to incur any withdrawal liability under Title IV of ERISA with respect to any multiemployer plan which is or would be materially adverse to the Company. The execution and delivery of this Agreement and the issuance and sale of the Notes will not involve any transaction which is subject to the prohibitions of section 406 of ERISA or in connection with which a tax could be imposed pursuant to section 4975 of the Code. The representation by the Company in the next preceding sentence is made in reliance upon and subject to the accuracy of your representation in paragraph 9 as to the source of the funds to be used to pay the purchase price of the Notes to be purchased by you. For the purpose of this paragraph 8H, the term "Code" shall mean the Internal Revenue Code of 1986, as amended; the term "plan" shall mean an "employee pension benefit plan" (as defined in section 3 of ERISA) which is or has been established or maintained, or to which contributions are or have been made, by the Company or by any trade or business, whether or not incorporated, which, together with the Company, is under common control, as described in section 414(b) or (c) of the Code; and the term "multiemployer plan" shall mean any plan which is a "multiemployer plan" (as such term is defined in section 4001(a)(3) of ERISA).

            I. Investment Company Act. The Company is not an "investment company", or a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended.

      9. Representations of the Purchaser. You represent, and in making this sale to you it is specifically understood and agreed, that you are not acquiring the Notes to be purchased by you hereunder with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act, provided that the disposition of your property shall at all times be and remain within your control. You also represent that no part of the funds being used by you to pay the purchase price of the Notes being purchased by you hereunder constitutes assets allocated to any separate account maintained by you. For the purpose of this paragraph 9, the term "separate account" shall have the meaning specified in section 3 of ERISA.

      10. Definitions. For the purpose of this Agreement, the terms defined in the text of any paragraph shall have the respective meanings specified therein, and the following terms shall have the meanings specified with respect thereto below:

            A.    Yield-Maintenance Terms.

                  "Business  Day" shall mean any day other  than a  Saturday,  a
            Sunday or a day on which commercial banks in New York City are required or authorized to be closed.

                  "Called  Principal"  shall mean, with respect to any Note, the principal of such Note that is to be prepaid pursuant to paragraph 4A (any partial prepayment being applied in satisfaction of required payments of principal in inverse order of their scheduled due dates) or is declared to be immediately due and payable pursuant to paragraph 7A, as the context requires.

                  "Discounted  Value"  shall  mean,  with  respect to the Called
            Principal of any Note, the amount obtained by discounting all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the Settlement Date with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on a semiannual basis) equal to the Reinvestment Yield with respect to such Called Principal.

                  "Reinvestment  Yield"  shall mean,  with respect to the Called
            Principal of any Note, the yield to maturity implied by (i) the yields reported, as of 10:00 AM (New York City Time) on the Business Day next preceding the Settlement Date with respect to such Called Principal, on the display designated as "Page 678" on the Telerate Service (or such other display as may replace Page 678 on the Telerate Service) for actively traded U.S. Treasury securities having a maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date, or if such yields shall not be reported as of such time or the yields reported as of such time shall not be ascertainable, (ii) the Treasury Constant Maturity Series yields reported, for the latest day for which such yields shall have been so reported as of the Business Day next preceding the Settlement Date with respect to such Called Principal, in Federal Reserve Statistical Release H.15 (519) (or any comparable successor publication) for actively traded U.S. Treasury securities having a constant maturity equal to the Remaining Average Life of such Called Principal as of such Settlement Date. Such implied yield shall be determined, if necessary, by (a) converting U.S. Treasury bill quotations to bond-equivalent yields in accordance with accepted financial practice and (b) interpolating linearly between reported yields.

                  "Remaining  Average  Life"  shall  mean,  with  respect to the
            Called Principal of any Note, the number of years (calculated to the nearest one-twelfth year) obtained by dividing (i) such Called Principal into (ii) the sum of the products obtained by multiplying
            (a) each Remaining Scheduled Payment of such Called Principal (but not of interest thereon) by (b) the number of years (calculated to the nearest one-twelfth year) which will elapse between the Settlement Date with respect to such Called Principal and the scheduled due date of such Remaining Scheduled Payment.

                  Remaining  Scheduled Payments" shall mean, with respect to the
            Called Principal of any Note, all payments of such Called Principal and interest thereon that would be due on or after the Settlement Date with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date.

                  "Settlement  Date"  shall  mean,  with  respect  to the Called
            Principal of any Note, the date on which such Called Principal is to be prepaid pursuant to paragraph 4A or is declared to be immediately due and payable pursuant to paragraph 7A, as the context requires.

                  "Yield-Maintenance  Premium"  shall mean,  with respect to any
            Note, a premium equal to the excess, if any, of the Discounted Value of the Called Principal of such Note over the sum of (i) such Called Principal plus (ii) interest accrued thereon as of (including interest due on) the Settlement Date with respect to such Called Principal. The Yield-Maintenance Premium shall in no event be less than zero.

            B.    Other Terms.

                  "Capitalization"   of  the  Company  shall  mean,  as  of  any
            particular time, an amount equal to the sum of the total principal amount of all indebtedness for borrowed money, secured or unsecured, of the Company then outstanding (whether or not such indebtedness matures, pursuant to the instrument by which such indebtedness shall be created or incurred, within twelve months after such particular time) and the aggregate of the par value of, or stated capital represented by, the outstanding shares of all classes of stock and of the surplus of the Company, paid in, earned and other, if any.

                  "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

                  "Event of Default"  shall mean any of the events  specified in paragraph 7A, provided that there has been satisfied any requirement in connection with such event for the giving of notice, or the lapse of time, or the happening of any further condition, event or act, and "Default" shall mean any of such events, whether or not any such requirement has been satisfied.

                  "Officer's Certificate" shall mean a certificate signed in the name of the Company by its Chairman of the Board, Vice Chairman, President, one of its Vice Presidents or its Treasurer.

                  "Required  Holder(s)"  shall  mean the holder or holders of at least 66 2/3% of the aggregate principal amount of the Notes from time to time outstanding.

                  "Securities Act" shall mean the Securities Act of 1933, as amended.

                  "Short-Term   Debt"  shall  mean  the   principal   amount  of
            indebtedness for borrowed money represented by a note or draft issued, renewed or guaranteed by the Company which has a maturity at the time of issuance, renewal or guarantee of not more than twelve months, exclusive of days of grace.

                  "Significant  Holder" shall mean (i) you, so long as you shall hold (or be committed under this Agreement to purchase) any Note, or
            (ii) any other holder of at least 10% of the aggregate principal amount of the Notes from time to time outstanding.

                  "Transferee"  shall mean any direct or indirect  transferee of all or any part of any Note purchased by you under this Agreement.

      11.   Miscellaneous.

            A. Note Payments. The Company agrees that, so long as you shall hold any Note, it will make payments of principal thereof and premium, if any, and interest thereon, which comply with the terms of this Agreement, by wire transfer of immediately available funds for credit to your account or accounts as specified in the Purchase Schedule attached hereto, or such other account or accounts in the United States as you may designate in writing, notwithstanding any contrary provision herein or in any Note with respect to the place of payment. You agree that, before disposing of any Note, you will make a notation thereon (or on a schedule attached thereto) of all principal payments previously made thereon and of the date to which interest thereon has been paid. The Company agrees to afford the benefits of this paragraph 11A to any Transferee which shall have made the same agreement as you have made in this paragraph 11A.

            B. Costs, Expenses and Taxes. The Company agrees to pay or reimburse you for the payment of (i) all reasonable out-of-pocket expenses, including reasonable attorneys' fees, arising in connection with the enforcement or preservation of any rights under this Agreement and any Note, and (ii) any and all present and future stamp and other taxes (including interest and penalties, if any) which may be assessed or payable in respect of any Note, or of any modification of any Note, or of this Agreement other than in connection with any transfer of this Agreement or any Note.

            C. Consent to Amendments. This Agreement may be amended, and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, if the Company shall obtain the written consent to such amendment, action or omission to act, of the Required Holder(s) except that, without the written consent of the holder or holders of all Notes at the time outstanding, no amendment to this Agreement shall change the maturity of any Note, or change the principal of, or the rate or time of payment of interest or any premium payable with respect to any Note, or affect the time, amount or allocation of any required prepayments, or reduce the proportion of the principal amount of the Notes required with respect to any consent. Each holder of any Note at the time or thereafter outstanding shall be bound by any consent authorized by this paragraph 11C, whether or not such Note shall have been marked to indicate such consent, but any Notes issued thereafter may bear a notation referring to any such consent. No course of dealing between the Company and the holder of any Note nor any delay in exercising any rights hereunder or under any Note shall operate as a waiver of any rights of any holder of such Note. As used herein and in the Notes, the term "this Agreement" and references thereto shall mean this Agreement as it may from time to time be amended or supplemented.

            D. Form, Registration, Transfer and Exchange of Notes: Lost Notes. The Notes are issuable as registered notes without coupons in denominations of at least ______ million dollars ($__________). The Company shall keep at its principal office a register in which the Company shall provide for the registration of Notes and of transfers of Notes. Upon surrender for registration of transfer of any Note at the principal office of the Company, the Company shall, at its expense, execute and deliver one or more new Notes of like tenor and of a like aggregate principal amount, registered in the name of such transferee or transferees. At the option of the holder of any Note, such Note may be exchanged for other Notes of like tenor and of any authorized denominations, of a like aggregate principal amount, upon surrender of the Note to be exchanged at the principal office of the Company. Whenever any Notes are so surrendered for exchange, the Company shall, at its expense, execute and deliver the Notes which the holder making the exchange is entitled to receive. Every Note surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer duly executed, by the holder of such Note or such holder's attorney duly authorized in writing. Any Note or Notes issued in exchange for any Note or upon transfer thereof shall carry the rights to unpaid interest and interest to accrue which were carried by the Note so exchanged or transferred, so that neither gain nor loss of interest shall result from any such transfer or exchange. Upon receipt of written notice from the holder of any Note of the loss, theft, destruction or mutilation of such Note and, in the case of any such loss, theft or destruction, upon receipt of such holder's unsecured indemnity agreement, or in the case of any such mutilation upon surrender and cancellation of such Note, the Company will make and deliver a new Note, of like tenor, in lieu of the lost, stolen, destroyed or mutilated Note.

            E. Persons Deemed Owners: Participations. Prior to due presentment for registration of transfer, the Company may treat the person in whose name any Note is registered as the owner and holder of such Note for the purpose of receiving payment of principal of and premium, if any, and interest on such Note and for all other purposes whatsoever, whether or not such Note shall be overdue, and the Company shall not be affected by notice to the contrary. Subject to the preceding sentence, the holder of any Note may from time to time grant participation in all or any part of such Note to any Person on such terms and conditions as may be determined by such holder in its sole and absolute discretion.

            F. Survival of Representations and Warranties: Entire Agreement. All representations and warranties contained herein or made in writing by or on behalf of the Company in connection herewith shall survive the execution and delivery of this Agreement and the Notes, the transfer by you of any Note or portion thereof or interest therein and the payment of any Note, and may be relied upon by any Transferee, regardless of any investigation made at any time by or on behalf of you or any Transferee. Subject to the preceding sentence, this Agreement and the Notes embody the entire agreement and understanding between you and the Company and supersede all prior agreements and understandings relating to the subject matter hereof.

            G. Successors and Assigns. All covenants and other agreements in this Agreement contained by or on behalf of either of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto (including, without limitation, any Transferee) whether so expressed or not.

            H. Disclosure to Other Persons. The Company acknowledges that the holder of any Note may deliver copies of any financial statements and other documents delivered to such holder, and disclose any other information disclosed to such holder, by or on behalf of the Company in connection with or pursuant to this Agreement to (i) such holder's directors, officers, employees, agents and professional consultants, (ii) any other holder of any Note, (iii) any Person to which such holder offers to sell such Note or any part thereof, (iv) any Person to which such holder sells or offers to sell a participation in all or any part of such Note, (v) any federal or state regulatory authority having jurisdiction over such holder, (vi) the National Association of Insurance Commissioners or any similar organization, or (vii) any other Person to which such delivery or disclosure may be necessary or appropriate (a) in compliance with any law, rule, regulation or order applicable to such holder, (b) in response to any subpoena or other legal process, (c) in connection with any litigation to which such holder is a party, or (d) in order to protect such holder's investment in such Note.

            I. Notices. All written communications provided for hereunder shall be effective only upon receipt and be sent by mail, telex, facsimile transmission or nationwide overnight delivery service (with charges prepaid) and (i) if to you, addressed to you at the address specified for such communications in the Purchase Schedule attached hereto, or at such other address as you shall have specified to the Company in writing, (ii) if to any other holder of any Note, addressed to such other holder at such address as such other holder shall have specified to the Company in writing or, if any such other holder shall not have so specified an address to the Company, then addressed to such other holder in care of the last holder of such Note which shall have so specified an address to the Company, and (iii) if to the Company, addressed to it in care of American Electric Power Service Corporation, 1 Riverside Plaza, Columbus, Ohio 43215, Attention: Chief Financial Officer, or at such other address as the Company shall have specified to the holder of each Note in writing.

            J. Descriptive Headings. The descriptive headings of the several paragraphs of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

            K. Satisfaction Requirement. If any agreement, certificate or other writing, or any action taken or to be taken, is by the terms of this Agreement required to be satisfactory to you or to the Required Holder(s), the determination of such satisfaction shall be made by you or the Required Holder(s), as the case may be, in the reasonable judgment of the person or persons making such determination.

            L. Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of _________.

            M. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one such counterpart.



If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart of this letter and return the same to the Company, whereupon this letter shall become a binding agreement between you and the Company.


                                          Very truly yours,

                                          ------------------------------



                                          By:___________________________
                                          Title:________________________





The foregoing Agreement is hereby accepted as of the date first above written.


-----------------------------------



By:________________________________
Title:_____________________________


                              Purchaser Schedule

[To be Completed]